Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Yashili nor shall there be any sale, purchase or subscription for securities of Yashili in any jurisdiction in which such offer, solicitation or sale would be unlawful absent the filing of a registration statement or the availability of an applicable exemption from registration or other waiver. This joint announcement is not for release, publication or distribution in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

CHINA MENGNIU DAIRY COMPANY LIMITED	YASHILI INTERNATIONAL HOLDINGS LTD

(incorporated in the Cayman Islands with limited liability)	(incorporated in the Cayman Islands with limited liability)
(Stock Code: 2319)	(Stock Code: 1230)

CHINA MENGNIU INTERNATIONAL COMPANY LIMITED

(incorporated in the British Virgin Islands with limited liability)

JOINT ANNOUNCEMENT

DESPATCH OF COMPOSITE OFFER AND RESPONSE DOCUMENT

IN RELATION TO

VOLUNTARY GENERAL OFFER FOR

YASHILI INTERNATIONAL HOLDINGS LTD

Lead Financial Adviser to the Offeror Parent Group

Joint Financial Adviser to the	Joint Financial Adviser to the
Offeror Parent Group	Offeror Parent Group

Independent Financial Adviser to the Independent Board Committee

*	For identification purposes only

1.	INTRODUCTION

Reference is made to (i) the announcement jointly issued by Yashili International Holdings Ltd (“Yashili”), China Mengniu Dairy Company Limited (the “Offeror Parent”) and China Mengniu International Company Limited (the “Offeror”) dated June 18, 2013 in relation to the voluntary general offer by UBS AG on behalf of the Offeror for Yashili; and (ii) the composite offer and response document (the “Composite Document”) jointly issued by Yashili, the Offeror Parent and the Offeror dated July 23, 2013 in relation to the Offers. Unless otherwise stated, capitalised terms used herein shall have the same meanings as those defined in the Composite Document.

2.	DESPATCH OF COMPOSITE DOCUMENT

The Composite Document containing, among other things, (i) the expected timetable in respect of the Offers; (ii) a letter from UBS; (iii) a letter from the Yashili Board; (iv) a letter from the Independent Board Committee; and (v) a letter of advice from Somerley, the Independent Financial Adviser to the Independent Board Committee, together with the Form(s) of Acceptance (where applicable), have been despatched to the Yashili Shareholders and the Yashili Optionholders on Tuesday, July 23, 2013 in accordance with the Takeovers Code.

Yashili Shareholders and Yashili Optionholders are strongly advised to read the Composite Document carefully, including the letter from the Independent Board Committee and the advice from Somerley, before deciding whether or not to accept the Offers.

WARNING: Yashili Shareholders, Yashili Optionholders and potential investors should be aware that the Share Offer is subject to the satisfaction or waiver (where applicable) of the Conditions and the Option Offer is conditional on the Share Offer becoming or being unconditional, and thus the Offers may or may not become unconditional. Yashili Shareholders, Yashili Optionholders and potential investors should therefore exercise caution when dealing in the Yashili Shares and any options or other rights in respect of them. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

If the level of acceptances of the Share Offer reaches the prescribed level under the Cayman Islands Companies Law required for compulsory acquisition and the requirements of Rule 2.11 of the Takeovers Code are satisfied, dealings in the Shares will be suspended from the Closing Date up to the withdrawal of listing of the Shares from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules.

The Offers will open for acceptance on and from Tuesday, July 23, 2013 and the latest time and date for acceptance of the Offers is 4:00 p.m. on Tuesday, August 13, 2013.

3.	EXPECTED TIMETABLE

An expected timetable of the Offers is set out below:

Despatch date of the Composite Document	July 23, 2013

Opening date of the Share Offer and the Option Offer	July 23, 2013

First Closing Date (Note 1)	August 13, 2013

Latest time for acceptance of the Share Offer and the Option Offer on the first Closing Date (Note 2)	4:00 p.m. on
August 13, 2013

Announcement of the results of the Share Offer and the Option Offer as at the first Closing Date, on the website of the Stock Exchange	7:00 p.m. on
August 13, 2013

Latest date for posting of remittances and share certificates to Yashili Shareholders and Yashili Optionholders in respect of valid acceptances received by the first Closing Date, assuming the Share Offer and the Option Offer become, or are declared, unconditional on such date (Note 3)

August 22, 2013

Latest time and date by which the Share Offer can become or be declared unconditional as to acceptances (Note 4)	7:00 p.m.
on September 19, 2013

Latest time and date by which the Share Offer and the Option Offer can become or be declared unconditional in all respects (Note 4)	7:00 p.m.
on October 10, 2013

Notes:

1.	The Share Offer and the Option Offer will close for acceptances at 4:00 p.m. on August 13, 2013 unless the Offeror revises or extends the Offers in accordance with the Takeovers Code. The Offeror has the right under the Takeovers Code to extend the Offers until such date as it may determine in accordance with the Takeovers Code (or as permitted by the Executive in accordance with the Takeovers Code). The Offeror will issue an announcement in relation to any extension of the Offers, which announcement will state either the next Closing Date or, if the Share Offer is at that time unconditional as to acceptances, a statement that the Offers will remain open until further notice. In the latter case, at least 14 days’ notice in writing must be given before the Share Offer and the Option Offer are closed to those Yashili Shareholders and those Yashili Optionholders who have not accepted the Share Offer and the Option Offer, respectively.

2.	Beneficial owners of Yashili Shares who hold their Yashili Shares in CCASS directly as an investor participant or indirectly via a broker or custodian participant should note the timing requirements (set out in Appendix I to this Composite Document) for causing instructions to be made to CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures.

Acceptances of the Offers are irrevocable and are not capable of being withdrawn, except in the circumstances as set out in the section headed “Right of Withdrawal” in Appendix I of this Composite Document.

3.	Remittances in respect of the consideration for the Yashili Shares tendered under the Share Offer via the Cash Option or the Cash and Share Option will be posted to those Yashili Shareholders accepting the Share Offer as soon as possible, but in any event within seven Business Days from the later of the date of receipt by the Registrar of all the relevant documents to render the acceptance under the Share Offer complete and valid, and the date on which the Offers become or are declared unconditional in all respects.

Share certificates of the Offeror Shares in respect of the consideration for the Yashili Shares tendered under the Share Offer via the Cash and Share Option will be posted to those Yashili Shareholders accepting the Share Offer via the Cash and Share Option as soon as possible, but in any event within seven Business Days from the later of the date of receipt by the Registrar of all the relevant documents to render the acceptance under the Share Offer complete and valid, and the date on which the Offers become or are declared unconditional in all respects.

Remittances in respect of consideration for the Yashili Options tendered under the Option Offer will be posted to those Yashili Optionholders accepting the Option Offer as soon as possible, but in any event within seven Business Days from the later of the date of receipt by the Registrar of all relevant documents to render the acceptance under the Option Offer complete and valid, and the date on which the Offers become or are declared unconditional in all respects.

4.	In accordance with the Takeovers Code, when the Share Offer and the Option Offer become or are declared unconditional in all respects, at least 14 days’ notice in writing must be given before the Share Offer and the Option Offer are closed to those Yashili Shareholders and Yashili Optionholders who have not accepted the Share Offer and Option Offer, respectively. In accordance with the Takeovers Code, except with the consent of the Executive, the Share Offer may not become or be declared unconditional as to acceptances after 7.00 p.m. on the 60th day after the day this Composite Document is posted. Accordingly, unless the Share Offer has previously become unconditional as to acceptances, the Share Offer and the Option Offer will lapse on September 19, 2013 unless extended with the consent of the Executive. If the Share Offer becomes or is declared unconditional as to acceptances, the Offeror may declare the Share Offer and the Option Offer open for acceptances (i) up to the date that is four (4) months from the day this Composite Document was posted or (ii) if the Offeror has by that time become entitled to exercise compulsory acquisition rights, until any such later date as the Offeror may choose to close the Share Offer and the Option Offer in accordance with the Takeovers Code. The Option Offer is conditional on the Share Offer becoming or being declared unconditional in all respects and will remain open for so long as the Share Offer remains open for acceptance.

All time and date references contained in the Composite Document and accompanying Forms of Acceptance are to Hong Kong times and dates.

IMPORTANT

Yashili Shareholders, Yashili Optionholders and potential investors of Yashili should exercise caution when dealing in the securities of Yashili. If they are in any doubt about their position, they should consult their professional advisers. The Offeror and Yashili remind their respective associates of the dealing restrictions under the Takeovers Code and to disclose their permitted dealings, if any, in any securities of Yashili.

By order of the	By order of the
board of directors of	board of directors of
China Mengniu Dairy Company Limited	Yashili International Holdings Ltd

Sun Yiping	Zhang Lidian
Chief Executive Officer & Executive Director	Chairman

By order of the board of directors of China Mengniu International Company Limited Wu Jingshui Director

Hong Kong, July 23, 2013

The Offeror Parent Directors and the Offeror Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than that relating to the Yashili Group) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Yashili Group) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statements in this joint announcement misleading.

The Yashili Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than that relating to the Offeror Parent Group and the Concert Parties of the Offeror) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Offeror Parent Group and the Concert Parties of the Offeror) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statements in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of the Offeror Parent comprises: Ms. Sun Yiping, Mr. Bai Ying, Mr. Wu Jingshui and Mr. Ding Sheng as executive directors, Mr. Ning Gaoning, Mr. Yu Xubo, Mr. Niu Gensheng, Mr. Ma Jianping, Mr. Tim Ørting Jørgensen, Mr. Finn S. Hansen and Ms. Liu Ding as non-executive directors, Mr. Jiao Shuge (alias Jiao Zhen), Mr. Julian Juul Wolhardt, Mr. Liu Fuchun, Mr. Zhang Xiaoya, Mr. Andrew Y. Yan and Mr. Wu Kwok Keung Andrew as independent non-executive directors.

As at the date of this joint announcement, the board of directors of the Offeror comprises Mr. Wu Jingshui and Mr. Kwok Wai Cheong.

As at the date of this joint announcement, the board of directors of Yashili comprises Mr. Zhang Lidian (Chairman), Mr. Zhang Likun, Mr. Zhang Liming, Mr. Zhang Libo and Mr. Zhang Yanpeng as executive directors; Mr. Chang Herman Hsiu-Guo and Mr. Zhang Chi as non-executive directors; and Mr. Yu Shimao, Mr. Chen Yongquan, Mr. Samuel King On Wong and Mr. Liu Jinting as independent non-executive directors.

The English text of this joint announcement shall prevail over its Chinese text.